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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                 SCHEDULE 14D-9
                      SOLICITATION/RECOMMENDATION STATEMENT
                       PURSUANT TO SECTION 14(d)(4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 16)

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                               NEIGHBORCARE, INC.
                            (Name of Subject Company)

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                               NEIGHBORCARE, INC.
                      (Name of Person(s) Filing Statement)

                     Common Stock, Par Value $0.02 Per Share
                    (including the Associated Series B Junior
                 Participating Preferred Stock Purchase Rights)
                         (Title of Class of Securities)

                                   64015Y-10-4
                      (CUSIP Number of Class of Securities)

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                           John F. Gaither, Jr., Esq.
              Senior Vice President, General Counsel and Secretary
                               NeighborCare, Inc.
                        601 East Pratt Street, 3rd Floor
                               Baltimore, MD 21202
                                 (410) 528-7404
 (Name, Address and Telephone Number of Person Authorized to Receive Notice and
           Communications on Behalf of the Person(s) Filing Statement)

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                                 With copies to:

                                Mark Gordon, Esq.
                         Wachtell, Lipton, Rosen & Katz
                               51 West 52nd Street
                            New York, New York 10019
                                 (212) 403-1000

 |_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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


      The purpose of this amendment is to amend and supplement Items 2, 4 and 9 and to an add additional exhibit to Item 9 in the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by NeighborCare, Inc., a Pennsylvania corporation, on June 14, 2004, as thereafter amended (the "Schedule 14D-9"), and to revise the Exhibit Index.

ITEM 2.  IDENTITY AND BACKGROUND OF FILING PERSON.

      Item 2 of Schedule 14D-9 is hereby amended by adding the following at the end thereof:

      REVISED TENDER OFFER. On June 16, 2005, Omnicare publicly announced that it had increased the price to be paid pursuant to the Offer to $32.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Supplement to the Offer to Purchase in the amendment to the TO, dated June 16, 2005 (the "Supplement") and in the related revised Letter of Transmittal (together, the "Revised Offer"). In this amendment, and in any future amendment to the Schedule 14D-9, the Offer is referred to as the "Original Offer".

      According to the Supplement, the Revised Offer is subject to a number of conditions, including (1) there being validly tendered and not properly withdrawn prior to the expiration of the Revised Offer a total number of Shares representing, together with the Shares owned by Omnicare, at least 80% of the total voting power of all of the outstanding Shares of NeighborCare entitled to vote generally in the election of directors or in a merger, calculated on a fully diluted basis after consummation of the Revised Offer (the "Minimum Condition"); (2) the Offeror being satisfied in its reasonable discretion that the acquisition of Shares pursuant to the Revised Offer has been approved pursuant to Subchapter F of Chapter 25 of the Pennsylvania Business Corporation Law (the "PBCL") or that Subchapter F of Chapter 25 of the PBCL does not otherwise restrict the Revised Offer and the Proposed Merger or any subsequent business combination involving NeighborCare and Omnicare (the "Subchapter 25F Condition"); (3) NeighborCare's board of directors redeeming the Rights, or Omnicare being satisfied in its reasonable discretion that the Rights have been invalidated or are otherwise inapplicable to the Revised Offer and the Proposed Merger (the "Rights Condition"); (4) Omnicare having available to it proceeds of the financings contemplated by its existing commitment letter or such other financings that are sufficient, together with cash on hand, to consummate the Revised Offer and the Proposed Merger and to refinance all debt of NeighborCare and Omnicare that is or could be required to be repurchased or becomes, or could be declared, due and payable as a result of the Revised Offer or the Proposed Merger or the financing thereof and to pay all related fees and expenses (the "Financing Condition"); (5) NeighborCare not having entered into or effectuated any agreement or transaction with any person or entity having the effect of impairing Omnicare's ability to acquire NeighborCare or otherwise diminishing the expected economic value to Omnicare of the acquisition of NeighborCare (the "Impairment Condition"); and (6) other conditions contained in the Supplement. According to the Supplement, the financing commitments obtained by Omnicare in connection with the Revised Offer are also subject to a number of important conditions. The conditions to the Revised Offer and to the financing commitments are set forth in the Schedule TO and the Supplement.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

      Item 4 of Schedule 14D-9 is hereby amended by adding the following at the end thereof:

      (A)   SOLICITATION/ RECOMMENDATION.


       After careful consideration, including a thorough review of the Revised Offer with its legal and financial advisors, THE BOARD OF DIRECTORS OF NEIGHBORCARE, WITH THE UNANIMOUS APPROVAL OF ALL OF ITS DIRECTORS, RECOMMENDS THAT YOU REJECT THE REVISED OFFER AND NOT TENDER YOUR SHARES PURSUANT TO THE REVISED OFFER, AND THAT YOU WITHDRAW ANY SHARES ALREADY TENDERED. The Board makes this recommendation because, among other things, (1) it believes that the Revised Offer is inadequate and does not provide our shareholders with the value they deserve; (2) it believes that NeighborCare's growth and its automation, technology and cost-cutting initiatives have added significant value to the Company since the Original Offer was made, more than a year ago; (3) the closing market price of NeighborCare's common stock has been higher than the Revised Offer price on each trading day since the announcement of the Revised Offer, demonstrating that NeighborCare shareholders believe that NeighborCare Shares are worth more than the Revised Offer price; and (4) it believes that in light of the synergies that would be created and the benefits to Omnicare of a combination of these two companies, Omnicare is able to pay significantly in excess of the revised offer price.

      (B)   BACKGROUND.

      On June 16, 2005, Omnicare issued a press release announcing the Revised Offer price of $32.00 per share. The expiration date remained unchanged at Midnight, New York City time, on June 30, 2005. On that same day, Omnicare delivered and made public a letter addressed to our Board of Directors and also filed an amendment to its Schedule TO reflecting the Revised Offer price and amending certain portions of the Schedule TO relating to the source of funds, conditions and financing for the Revised Offer.

      During a regularly scheduled Board meeting on June 16, 2005 and at a telephonic meeting on June 23, 2005, the Board, together with its legal and financial advisors and with NeighborCare's senior management, discussed and considered the Revised Offer. During these meetings, the Board's legal advisors reviewed with the Board the relevant legal and fiduciary principles under federal and Pennsylvania law with respect to the Revised Offer, and provided the Board with an additional description and analysis of the terms and conditions of the Revised Offer. Management reviewed recent results as well as the progress and status of a number of business initiatives undertaken as part of the Company's overall business plan. Representatives of Goldman, Sachs & Co., NeighborCare's financial advisor, reviewed with the Board the financial aspects of the Revised Offer, presented an updated financial analysis of NeighborCare based on historical financial and projected results and presented a financial analysis of Omnicare and the Revised Offer and of potential responses available to NeighborCare. The Board met again telephonically on Friday, June 24, 2005. At this meeting, the Board engaged in further discussions about the Revised Offer, and Goldman Sachs rendered to the Board its oral opinion to the effect that, as of June 24, 2005, the Revised Offer was inadequate, from a financial point of view, to the holders of Shares. During these meetings, the Board considered a number of factors, including the factors and considerations summarized under "Reasons for the Recommendation" below. Based on the presentations and discussions at these meetings, the Board determined, with the unanimous approval of all of the directors, to recommend to NeighborCare's shareholders that they reject the Revised Offer and not tender their Shares pursuant to the Revised Offer, and that they withdraw any Shares already tendered. The Board also approved and authorized the filing of this Schedule 14D-9 and the issuance of a press release announcing the Board's recommendation.

      For additional information regarding the background of the Omnicare tender offer and additional detail regarding the Board's past recommendations with respect to the Original Offer, stockholders should read our prior Schedule 14D-9 filings, which are available without charge at the SEC's website at www.sec.gov.

      (C)   REASONS FOR THE RECOMMENDATION.

      REVISED OFFER.  The Board of Directors believes that:

           o the  Revised  Offer  is  inadequate   and  does  not  provide  our
             shareholders with the value they deserve;

           o NeighborCare's growth and its automation, technology and cost-cutting initiatives have added significant value to the Company since the Original Offer was made, more than a year ago;

           o the closing market price of NeighborCare's common stock has been higher than the Revised Offer price on each trading day since the announcement of the Revised Offer, demonstrating that NeighborCare shareholders believe that NeighborCare Shares are worth more than the Revised Offer price; and

           o in light of the synergies that would be created and the benefits to Omnicare of a combination of these two companies, Omnicare is able to pay significantly in excess of the Revised Offer price.

In reaching these determinations, as well as the recommendation described in
Item 4 above, the Board consulted with its legal and financial advisors and senior management of NeighborCare and took into account numerous other factors, including, but not limited to, the following:

      (i) The Board's view that a number of factors have added to the value of NeighborCare's business since the Original Offer was made, more than a year ago. In particular, the Board noted that NeighborCare's senior management had made excellent progress in executing NeighborCare's business plan, achieving notable successes in the following areas:

           o GROWTH. Since the Original Offer was made, NeighborCare has increased its number of beds-served, an important measure of growth and scale in the institutional pharmacy business, by nearly 17%, from 255,990 to 299,362 beds nationwide.

           o AUTOMATION/NEW TECHNOLOGY DEPLOYMENT. Since the Original Offer was made, NeighborCare has had significant success introducing automation and new technology initiatives, which have improved productivity for NeighborCare and for its customers. These initiatives include the building and commencement of customer service from a major new automated drug-repackaging facility, significant strides on its pharmacy automation initiative, and the introduction of new software and computer techniques that assist our customers in managing their drug costs.

           o COSTS REDUCTIONS. Since the Original Offer was made, NeighborCare has improved its long-term cost structure through improved formulary management, improved contracting for generic drugs, use of best demonstrated practices, the centralization of some operations, and several other service and product cost initiatives. The Board noted that the benefits of these initiatives are somewhat offset in the short-term by increased costs associated with the introduction of some of the Company's automation efforts, but that substantial overall reductions are expected to be achieved once the automation efforts are fully implemented.

       (ii) The presentations of, and the Board's discussions with, Goldman Sachs, NeighborCare's financial advisor, at meetings of the Board held on June 16, June 23 and June 24, 2005 concerning NeighborCare, Omnicare and the financial aspects of the Revised Offer, and that on June 24, 2005, Goldman Sachs rendered to the Board its oral opinion, to the effect that, as of that date, the Revised Offer was inadequate, from a financial point of view, to the holders of Shares.

      (iii) The fact that the closing market price of NeighborCare's common stock has been higher than the Revised Offer price on each trading day since the announcement of the Revised Offer.

      (iv) The Board's view that Omnicare is able to pay significantly in excess of the Revised Offer price, as indicated by the following factors:


           o The Board's belief that the synergy opportunities in the proposed transaction are substantially greater than the "north of $75 million" amount publicly suggested by Omnicare(1). Omnicare has indicated that it obtained synergies of approximately $75 million in its acquisition of NCS HealthCare, Inc. (2); however, NeighborCare is substantially larger than NCS was at the time it was acquired, and NeighborCare is larger now than it was at the time of the Original Offer. Accordingly, the Board believes synergy opportunities should be substantially greater. The Board noted that industry analysts support this view, including one recent report which considered synergies as high as $175 million.


           o Industry analysts continue to believe that the proposed transaction would be substantially accretive to Omnicare's earnings per share at prices significantly in excess of the Revised Offer price. NeighborCare's own analysis strongly supports this conclusion.

-----------------
(1)      Omnicare conference call, May 24, 2004 (comments of Mr. Gemunder).

(2)      Omnicare conference call, May 24, 2004 (comments of Mr. Gemunder).

           o The fact that closing price of Omnicare common stock on the New York Stock Exchange jumped $2.85, or more than 7%, to $41.66 on June 16, 2005, the day Omnicare announced the Revised Offer, and that the closing price of Omnicare's common stock on each trading day since the announcement of the Revised Offer has been higher than the closing price before the announcement, which indicated to the Board that Omnicare's shareholders expect to benefit from value that rightfully belongs to NeighborCare's shareholders.

      (v) The Board's belief that Omnicare opportunistically timed its Original Offer to acquire NeighborCare at an inadequate price before the full impact of the significant long-term value creation potential of NeighborCare's business plan, value-creation initiatives and marketplace opportunities could be reflected in NeighborCare's results of operations and share price. The Board believes that the Revised Offer, if consummated, would deprive all NeighborCare shareholders, including those that do not accept the Revised Offer, of the opportunity to realize the full value they deserve for their investment in NeighborCare.

      (vi) The fact that the Revised Offer remains conditional and creates an atmosphere of uncertainty that is disruptive to NeighborCare's business and benefits Omnicare, NeighborCare's largest competitor. In this regard, the Board noted that the Revised Offer contains conditions that remain entirely within Omnicare's discretion, raising the possibility that the Revised Offer may yet be illusory. In particular, Omnicare has reserved the right to not complete the Revised Offer if at any time since June 4, 2004: (1) any material contractual right of NeighborCare "is impaired or otherwise adversely affected" or (2) the Company enters or has entered into any agreement or transaction having the effect of impairing Omnicare's ability to acquire the Company or otherwise diminishing the economic value to Omnicare of the acquisition of the Company. Omnicare has not indicated any standards it would apply in making its determination.

       (vii) The Board's and management's commitment to protecting the best interests of NeighborCare and its constituents, including shareholders, employees, customers, suppliers and the communities in which NeighborCare does business.

      In light of the above factors, the Board determined that the Revised Offer is not in the best interests of NeighborCare, its shareholders and its other constituencies.

      ACCORDINGLY, THE BOARD RECOMMENDS THAT YOU REJECT THE REVISED OFFER AND NOT TENDER YOUR SHARES PURSUANT TO THE REVISED OFFER, AND THAT YOU WITHDRAW ANY SHARES ALREADY TENDERED.

      The foregoing discussion of the information and factors considered by the Board is not intended to be exhaustive but addresses all of the material information and factors considered by the Board in their consideration of the Proposed Transaction. In view of the variety of factors and the amount of information considered, the Board did not find it practicable to provide specific assessments of, quantify or otherwise assign any relative weight to, the specific factors considered in its determinations and recommendations. Such determinations and recommendations were made after consideration of the factors taken as a whole. Individual members of the Board may have given differing weights to different factors. In addition, in arriving at their conclusions, the directors of NeighborCare were aware of the interests of officers and directors of NeighborCare as described under "Past Contracts, Transactions, Negotiations and Agreements."

      (D)   INTENT TO TENDER

      To NeighborCare's knowledge, none of NeighborCare's executive officers, directors, affiliates or subsidiaries currently intends to sell or tender for purchase pursuant to the Revised Offer any Shares owned of record or beneficially owned.

ITEM 9.  EXHIBITS.


Exhibit No.    Description
--------------------------------------------------------------------------------
 (a) (32)      Press Release, dated June 27, 2005

                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment is true, complete and correct.

                               NEIGHBORCARE, INC.


                                    By:  /s/ John F. Gaither, Jr.
                                        --------------------------------
                                        John F. Gaither, Jr.
                                        Senior Vice President,
                                        General Counsel and Secretary

                               Dated: June 27, 2005

                                INDEX OF EXHIBITS

Exhibit No.    Description
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 (a) (32)      Press Release, dated June 27, 2005

                                                                               8